Exhibit 99.3

PRESS RELEASE

Affimed Reports Second Quarter 2021 Financial Results and

Highlights Operational Progress

●	AFM13 monotherapy: Enrollment is on track and expected to be completed in the first half of 2022.
●	AFM13 combination with NK cells: All three dose escalation cohorts are fully enrolled with no dose limiting toxicities observed; additional patients are being enrolled at the highest dose level to confirm safety and generate additional efficacy data; data update expected at a scientific conference in Q4 2021.
●	AFM24 monotherapy: Based on current data, doses used in cohorts 5 (320 mg) and 6 (480 mg) are pharmacologically active; no classic EGFR related side effects observed to date; dose expansion phase expected to start in 2021.
●	AFM24 combination with anti PD-L1 checkpoint inhibitor: Clinical trial of AFM24 with atezolizumab (Tecentriq®) on track to start in 2021.
●	AFM24 combination with NK cells: Clinical trial of AFM24 with NKGen Biotech’s SNK01 NK autologous cell therapy on track to start in 2021.
●	Cash and cash equivalents as of June 30, 2021, were approximately €222.7 million with anticipated cash runway into the second half of 2023.
●	Conference call and webcast scheduled for September 8, 2021, at 8:30 a.m. EDT.

Heidelberg, Germany, September 8, 2021 – Affimed N.V. (Nasdaq: AFMD), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, today reported financial results for the quarter ended June 30, 2021, and provided an update on clinical and corporate progress.

“We are pleased with the continued progress in our development of AFM13, AFM24 and AFM28,” said Adi Hoess, CEO of Affimed. “By the end of this year, we expect to report additional data from AFM13-104, progress our parallel development strategy for AFM24 and disclose the details of our AFM28 program. We expect our broad development pipeline will generate an ongoing stream of data over the next several quarters,” he concluded.

Clinical Stage Program Updates

AFM13 (CD30/CD16A)

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Affimed is continuing to recruit patients in the REDIRECT study (AFM13-202) after reporting positive results from the preplanned interim futility analysis in March 2021; the trial combined the high- and low-CD30 expressing cohorts into one. Affimed expects to complete enrollment in the study in the first half of 2022. REDIRECT is a phase 2, registration-directed study of AFM13 as monotherapy in patients with relapsed or refractory CD30-positive peripheral T-cell lymphoma (PTCL).

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Affimed reported that all three dose escalation cohorts in the investigator sponsored trial (IST) at The University of Texas MD Anderson Cancer Center of AFM13 precomplexed with cord blood-derived natural killer (NK) cells (AFM13-104) are now fully enrolled and patients have completed at least the first cycle of therapy without dose limiting toxicities. Additional patients are being enrolled at the highest dose level to generate additional data on safety and efficacy. The study is evaluating increasing doses of cord-blood derived NK cells precomplexed with AFM13 followed by three weekly infusions of AFM13 monotherapy in patients with recurrent or refractory CD30-positive lymphomas. As presented at AACR in April 2021, the first four patients showed a 100% objective response rate with two out of four patients having a complete response (50%).

AFM24 (EGFR/CD16A)

●	For AFM24, an EGFR/CD16A targeted innate cell engager (ICE®) for patients with EGFR-expressing solid tumors, Affimed is executing a strategy intended to deliver the highest probability of success. Affimed announced that it has identified pharmacologically active doses in its monotherapy dose escalation study and will initiate its three-pronged development strategy in parallel across a broad set of solid tumor indications. The three studies are expected to generate a continuous flow of data.
●	In AFM24-101, the monotherapy phase 1/2a clinical trial of AFM24, Affimed increased the size of cohort 5 (320 mg) and cohort 6 (480 mg) to generate additional pharmacokinetic and pharmacodynamic data that is expected to aid the selection of the recommended phase 2 dose. To date, no classic EGFR related side effects have been observed. Affimed expects to determine the recommended phase 2 dose and start the dose expansion phase of the trial in 2021. The indications will be as follows:
o	Renal cell carcinoma (clear cell), failing standard of care (SoC) including TKIs and PD1 targeted therapy
o	Non-small cell lung cancer (EGFR-mutant), failing SoC TKIs and PD1 naïve; and,
o	Colorectal cancer, failing chemotherapy plus EGFR-targeted antibodies
●	AFM24-102, the phase 1/2a combination study of AFM24 with the PD-L1 checkpoint inhibitor atezolizumab (Tecentriq®) in EGFR-expressing solid tumors, is on track to start in the second half of 2021. The combination trial will include the following indications:
o	Non-small cell lung cancer (EGFR-wildtype), failing chemotherapy and PD1 targeted therapy
o	Gastric/gastroesophageal junction (GEJ) cancer failing chemotherapy and/or PD1 targeted therapy; and,
o	A basket of EGFR-expressing tumors comprising pancreatic, hepatocellular and biliary tract cancer failing standard of care therapy for the respective disease
●	AFM24-103, the phase 1/2a combination study of AFM24 with NKGen Biotech’s autologous NK cell therapy, SNK01, a first-in-human proof of concept trial in EGFR-expressing solid tumors, is on track to start in 2021. The combination trial will include the following indications:
o	Non-small cell lung cancer (EGFR-wildtype), failing chemotherapy and PD1 targeted therapy
o	Squamous cell carcinoma of the head and neck, failing chemotherapy and PD1 targeted therapy; and,
o	Colorectal cancer, failing standard of care therapy

Preclinical Programs

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Affimed expects to disclose the target of its preclinical asset, AFM28, and publish initial preclinical data in Q4 2021. The company remains on track to file an IND application for AFM28 in the first half of 2022.

Second Quarter 2021 Financial Highlights

(Figures for the quarters ended June 30, 2021, and 2020 are unaudited.)

As of June 30, 2021, cash and cash equivalents totaled €222.7 million compared to €146.9 million on December 31, 2020. Based on its current operating plan and assumptions, Affimed anticipates that its cash and cash equivalents will support operations into the second half of 2023.

Net cash used in operating activities for the quarter ended June 30, 2021 was €17.3 million compared to €15.0 million for the quarter ended June 30, 2020.

Total revenue for the quarter ended June 30, 2021, was €9.7 million compared with €2.9 million for the quarter ended June 30, 2020. Revenue predominately relates to the Genentech and Roivant collaborations.

Research and development expenses for the quarter ended June 30, 2021 amounted to €21.8 million compared to €11.7 million for the quarter ended June 30, 2020. The increase is largely due to increased costs for AFM24, including costs associated with the ongoing phase 1/2a clinical trial and manufacturing costs for clinical trial material required for the ongoing study and planned future studies, as well as an increase in costs associated with early-stage development/discovery activities. In addition, there was an increase associated with research and development that is non-project specific, including share-based payment expense, intellectual property-related expenses and facility costs.

General and administrative expenses increased 108.7% from €2.6 million in the quarter ended June 30, 2020, to €5.4 million in the quarter ended June 30, 2021. The increase relates largely to higher personnel expenses due to an increase in headcount, higher premiums for our Directors and Officers liability insurance and higher legal and consulting expenses.

Net finance costs for the quarter ended June 30, 2021 increased by 63% from €1.0 million in the quarter ended June 30, 2020, to €1.6 million. This increase is largely due to foreign exchange losses related to assets denominated in U.S. dollars as a result of currency fluctuations between the U.S. dollar and Euro during the quarter.

Net loss for the quarter ended June 30, 2021 was €18.8 million, or €0.16 per common share compared with a net loss of €12.2 million, or €0.16 per common share, for the quarter ended June 30, 2020.

The weighted number of common shares outstanding for the quarter ended June 30, 2021 was 119.6 million.

Additional information regarding these results will be included in the notes to the consolidated financial statements as of June 30, 2021, of Affimed’s filings with the U.S. Securities and Exchange Commission (SEC).

Note on International Financial Reporting Standards (IFRS)

Affimed prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the International Accounting Standards Board. None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles in the United States. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed will host a conference call and webcast today, September 8, 2021, at 8:30 a.m. EDT to discuss second quarter 2021 financial results and recent corporate developments. The conference call will be available via phone and webcast.

To access the call, please dial +1 (409) 220-9054 for U.S. callers, or +44 (0) 8000 323836 for international callers, and reference passcode 6156773 approximately 15 minutes prior to the call.

A live audio webcast of the conference call will be available in the “Webcasts” section on the “Investors” page of the Affimed website at https://www.affimed.com/investors/webcasts_cp/. A replay of the webcast will be accessible at the same link for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The company’s proprietary ROCK® platform enables a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors, enabling a broad pipeline of wholly-owned and partnered single agent and combination therapy programs. The ROCK® platform predictably generates customized innate cell engager (ICE®) molecules, which use patients’ immune cells to destroy tumor cells. This innovative approach enabled

Affimed to become the first company with a clinical-stage ICE®. Headquartered in Heidelberg, Germany, with offices in New York, NY, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by a bold vision to stop cancer from ever derailing patients’ lives. For more about the company’s people, pipeline and partners, please visit: www.affimed.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of AFM13, AFM24, and our other product candidates, the value of our ROCK® platform, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our collaboration activities, our ability to develop commercial functions, clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation and the risks, uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact

Alexander Fudukidis

Director, Head of Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102

AFFIMED N.V.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited interim consolidated statements of comprehensive income / (loss)

(in € thousand)

	For the three months		For the six months
	ended June 30		ended June 30
	2021	2020	2021	2020

Revenue	9,707	2,934	21,366	8,069

Other income – net	332	85	479	28
Research and development expenses	(21,800)	(11,697)	(33,205)	(23,146)
General and administrative expenses	(5,439)	(2,606)	(9,925)	(6,131)

Operating loss	(17,200)	(11,284)	(21,285)	(21,180)

Finance income / (costs) – net	(1,552)	(954)	3,947	653

Loss before tax	(18,752)	(12,238)	(17,338)	(20,527)

Income taxes	0	0	(2)	0

Loss for the period	(18,752)	(12,238)	(17,340)	(20,527)

Other comprehensive income / (loss) Items that will not be reclassified to profit or loss Equity investments at fair value OCI – net change in fair value	(4,097)	(71)	(5,349)	10

Other comprehensive income / (loss)	(4,097)	(71)	(5,349)	10

Total comprehensive income / (loss)	(22,849)	(12,309)	(22,689)	(20,517)

Earnings / (loss) per share in € per share (undiluted = diluted)	(0.16)	(0.16)	(0.15)	(0.26)
Weighted number of common shares outstanding	119,645,207	79,189,686	117,924,831	77,719,793

Unaudited interim consolidated statements of financial position

(in € thousand)

	June 30, 2021	December 31, 2020
	(unaudited)
ASSETS
Non-current assets
Intangible assets	1,661	1,718
Leasehold improvements and equipment	3,447	2,226
Long term financial assets	14,693	20,042
Right-of-use assets	1,036	940
	20,837	24,926
Current assets
Cash and cash equivalents	222,676	146,854
Trade and other receivables	3,763	2,439
Inventories	612	246
Other assets	135	1,260
	227,186	150,799

TOTAL ASSETS	248,023	175,725

EQUITY AND LIABILITIES
Equity
Issued capital	1,197	983
Capital reserves	446,525	345,164
Fair value reserves	(3,629)	1,720
Accumulated deficit	(293,214)	(275,874)
Total equity	150,879	71,993

Non current liabilities
Borrowings	10,025	231
Contract liabilities	19,361	35,992
Lease liabilities	601	482
Total non-current liabilities	29,987	36,705

Current liabilities
Trade and other payables	15,838	11,394
Borrowings	93	92
Lease liabilities	523	492
Contract liabilities	50,703	55,049
Total current liabilities	67,157	67,027

TOTAL EQUITY AND LIABILITIES	248,023	175,725

Unaudited interim consolidated statements of cash flows

(in € thousand)	For the six months ended June 30
	2021	2020
Cash flow from operating activities
Income / (loss) for the period	(17,340)	(20,527)
Adjustments for the period:
- Income taxes	2	0
- Depreciation and amortisation	624	551
- Share based payments	4,695	1,410
- Finance income / costs – net	(3,947)	(653)
	(15,966)	(19,219)
Change in trade and other receivables	(1,324)	(649)
Change in inventories	(366)	(125)
Change in other assets	924	0
Change in trade, other payables, provisions and contract liabilities	(16,262)	(11,757)
Cash used in operating activities	(32,994)	(31,750)
Interest received	0	276
Paid interest	(377)	(64)
Paid income tax	(2)	0
Net cash used in operating activities	(33,373)	(31,538)

Cash flow from investing activities
Purchase of intangible assets	(5)	(2)
Purchase of leasehold improvements and equipment	(1,502)	(174)
Cash paid for investments in financial assets	0	(8,101)
Cash received from maturity of financial assets	0	9,088
Net cash used for investing activities	(1,507)	811

Cash flow from financing activities
Proceeds from issue of common shares, including exercise of share based payment awards	103,242	21,785
Transaction costs related to issue of common shares	(6,447)	(754)
Proceeds from borrowings	10,000	0
Transaction costs related to borrowings	(236)	0
Repayment of lease liabilities	(228)	(257)
Repayment of borrowings	(46)	(1,128)
Cash flow from financing activities	106,285	19,646

Exchange-rate related changes of cash and cash equivalents	4,417	431
Net changes to cash and cash equivalents	71,405	(11,081)
Cash and cash equivalents at the beginning of the period	146,854	95,234
Cash and cash equivalents at the end of the period	222,676	84,584

Unaudited interim consolidated statements of changes in equity

(in € thousand)

	Issued	Capital	Fair Value	Accumulated	Total
	capital	reserves	reserves	deficit	equity
Balance as of January 1, 2020	762	270,451	1,962	(234,508)	38,667
Issue of common shares	83	20,859			20,942
Equity-settled share based payment awards		1,410			1,410
Loss for the period				(20,527)	(20,527)
Other comprehensive income			10		10
Balance as of June 30, 2020	845	292,720	1,972	(255,035)	40,502

Balance as of January 1, 2021	983	345,164	1,720	(275,874)	71,993
Issue of common shares	205	94,135			94,340
Exercise of share based payment awards	9	2,531			2,540
Equity-settled share based payment awards		4,695			4,695
Loss for the period				(17,340)	(17,340)
Other comprehensive income / (loss)			(5,349)		(5,349)
Balance as of June 30, 2021	1,197	446,525	(3,629)	(293,214)	150,879